# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tron Inc., CIK 0001956744
CUSIP: 85237B101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 941 W. MORSE BLVD., SUITE 100, WINTER PARK, Florida (FL), 32789
Date of event which requires filing of this statement: 07/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075341

## Reporting persons
- Brumder William George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,215,000; shared voting power 0; sole dispositive power 1,215,000; shared dispositive power 0; aggregate amount beneficially owned 1,215,000 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Tron Inc.
Address of issuer's principal executive offices: 941 W. MORSE BLVD., SUITE 100, WINTER PARK, FLORIDA 32789

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is filed by William George Brumder II.
Address of principal business office or, if none, residence:
c/o HoganTaylor LLP
1225 N. Broadway Ave., Ste. 200
Oklahoma City, OK 73103
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own 1,215,000 shares of Common Stock, $0.0001 par value per share, of the Issuer (the "Shares").
Percent of class:
The following percentage is based upon 17,833,610 Shares outstanding as of June 15, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on July 7, 2025.

As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own approximately 6.8% of the Shares outstanding.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brumder William George: /s/ William George Brumder II, William George Brumder II (07/16/2025)